Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010-3629
August 4, 2006
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:	Qimonda AG Registration Statement No. 333-135913 on Form F-1 Registration Statement No. 333-136068 on Form F-6
Ladies and Gentlemen:
In connection with the above-referenced Registration Statements, and pursuant to Rule 461 under the Securities Act of 1933, we hereby join Qimonda AG (the “Company”) in requesting that the effective date for such Registration Statements be accelerated so that they will be declared effective at 5:00 p.m. Eastern Standard Time on August 7, 2006, or as soon thereafter as possible.
The comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and the changes to the disclosure in the Company’s filings in response to the Staff’s comments on the above-referenced Registration Statements do no foreclose the Commission from taking any action with respect to such filings; and the Underwriters may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, please be advised that between July 21, 2006 and August 3, 2006, as of 12:00 p.m. Eastern Time, the undersigned have distributed approximately 10,037 copies of the Preliminary Prospectus, dated 21, 2006, to the Underwriters and 5870 copies of such prospectus to others.

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC CITIGROUP GLOBAL MARKETS, INC. J.P. MORGAN SECURITIES INC.
BY:		CREDIT SUISSE SECURITIES (USA) LLC As Representatives of the Underwriters

By:	/s/ Arunas E. Gudaitis
	Name:	Arunas E. Gudaitis
	Title:	Director and Counsel